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                                                                     EXHIBIT 12
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                                CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES
                               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                       AND PREFERRED DIVIDEND REQUIREMENTS

                                                                   Twelve Months Ended
                                          -------------------------------------------------------------------
                                          3/31/97   9/30/96    12/31/95     12/31/94     12/31/93    12/31/92
                                          -------   -------    --------     --------     --------    --------
                                                                  (dollars in thousands)
Fixed charges, as defined:
  Interest expense                        $ 9,590    10,101       9,938        8,090        7,038     $ 7,478
  Amortization of debt
   issuance expense                           612       612         606          593          562         402
                                          -------    -------    --------    --------     --------     -------
      Total fixed charges                 $10,202    10,713      10,544        8,683        7,600     $ 7,880

Earnings, as defined:
  Net earnings                            $10,290     8,211       7,732        5,760       9,103     $ 4,843
  Add (deduct):
    Income taxes                            5,714     4,272       4,508        3,505       5,224       2,817
    Cumulative effect of change
     in accounting method                       -         -           -            -        (209)          -
    Fixed charges                          10,202    10,713      10,544        8,683       7,600       7,880
                                          -------   -------    --------     --------    --------     -------
      Total earnings                      $26,206    23,196      22,784       17,948      21,718     $15,540
                                          -------   -------    --------     --------    --------     -------
Ratio of earnings to fixed charges           2.57      2.17        2.16         2.07        2.86        1.97
                                          -------   -------    --------     --------    --------     -------

Fixed charges and preferred
 dividend requirements:
  Fixed charges                           $10,202    10,713      10,544        8,683        7,600     $ 7,880
  Preferred dividend requirements             804       819         853          898          913         941
                                          -------   -------    --------     --------     --------     -------
      Total                               $11,006    11,532      11,397        9,581        8,513     $ 8,821
                                          -------   -------    --------     --------     --------     -------

Ratio of earnings to fixed charges and
 preferred dividend requirements             2.38      2.01        2.00         1.87         2.55        1.76
                                          -------   -------    --------     --------     --------     -------
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